Exhibit (d)(9)(v)

November 5, 2019

Voya Equity Trust
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Equity Trust (“VET”), on behalf of Voya Mid Cap Research Enhanced Index Fund II (to be renamed Voya Mid Cap Research Enhanced Index Fund, the “Fund”), intending to be legally bound hereby, VIL, the investment manager to the Fund agrees that, from November 5, 2019 through October 1, 2021, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	C	I	O	R	T	W
Voya Mid Cap Research Enhanced Index Fund II (to be renamed Voya Mid Cap Research Enhanced Index Fund)	0.95%	1.45%	0.70%	0.95%	1.20%	0.95%	0.70%

We are willing to be bound by this letter agreement to lower our fees for the period from November 5, 2019 through October 1, 2021.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

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Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VET.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Equity Trust